SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.    )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

BLUE MOOSE MEDIA, INC
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

095704300
(CUSIP Number)

Aldo Petersen
Grusbakken 12, DK-2820
Gentofte Denmark
Tel: +45 2390 4545
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE
13D
CUSIP NO. 095704300		Page 2 of 7 Pages

(1)	Names of Reporting Persons
S.S. or I.R.S. Identification
	Nos. Of Above Persons	APE Invest A/S

(2)	Check the appropriate Box	(a)
	if a Member of a Group	(b)

(3)	SEC Use Only

(4)	Source of Funds	WC

(5)	Check Box if Disclosure of Legal
Proceedings is Required Pursuant
	to Items 2(d) or 2(e)	.

(6)	Citizenship or Place of
	Organization	The Kingdom of Denmark

Number of Shares Beneficially Owned Each Reporting Person With	(7)	Sole Voting Power	2,803,541
	(8)	Shared Voting	0
	(9)	Sole Dispositive	2,803,541
	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially
	Owned by Each Reporting Person	3,803,541

(12)	Check Box if the Aggregate Amount
	in Row (11) Excludes Certain Shares	.

(13)	Percent of Class Represented
	by Amount in Row 11	16.46%

(14)	Type of Reporting Person	CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE
13D
CUSIP NO. 095704300		Page 3 of 7 Pages

(1)	Names of Reporting Persons
S.S. or I.R.S. Identification
	Nos. Of Above Persons	Aldo Petersen

(2)	Check the appropriate Box	(a)
	if a Member of a Group	(b)

(3)	SEC Use Only

(4)	Source of Funds	N/A

(5)	Check Box if Disclosure of Legal
Proceedings is Required Pursuant
	to Items 2(d) or 2(e)	.

(6)	Citizenship or Place of
	Organization	The Kingdom of Denmark

Number of Shares Beneficially Owned Each Reporting Person With	(7)	Sole Voting Power	2,803,541*
	(8)	Shared Voting	0
	(9)	Sole Dispositive	2,803,541*
	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially
	Owned by Each Reporting Person	5,703,541*

(12)	Check Box if the Aggregate Amount
	in Row (11) Excludes Certain Shares	.

(13)	Percent of Class Represented
	by Amount in Row 11	24.3%

(14)	Type of Reporting Person	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE
13D
CUSIP NO. 095704300		Page 4 of 7 Pages

* EXPLANATORY NOTE: Mr. Petersen is the president, sole director and shareholder of APE Invest A/S, a Danish entity (“APE”), and may be deemed to indirectly beneficially own the shares of common stock, par value $0.001 per share of Blue Moose Media, Inc.(the "Common Stock") directly beneficially owned by APE.  The shares beneficially owned includes 900,000 shares underlying a 5-year warrant immediately exercisable at an exercise price of $1.50 per share (“Warrant”).

** EXPLANATORY NOTE: Includes 2,000,000 shares of Common Stock owned by four entities controlled by Mr. Petersen’s spouse of which 1,000,000 shares underlie a Warrant.  Mr. Petersen disclaims beneficial ownership of the shares owned by the four entities controlled by Mr. Petersen’s spouse.

Item 1.

Security and Issuer.

Name of Issuer:  Blue Moose Media, Inc. (the “Company”)

Address of Issuer’s Principal Executive Offices:

Grusbakken 12, DK-2820 Gentofte Denmark

Security:  Company common stock, par value $.001 per share (“Common Stock”)

Item 2. Identity and Background.

(a) The name of the reporting person is Aldo Petersen (the “Reporting Person”).

(b) The business address of the reporting person is Grusbakken 12, DK-2820 Gentofte Denmark.

(c) – (e)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the Kingdom of Denmark..

SCHEDULE
13D
CUSIP NO. 095704300		Page 5 of 7 Pages

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired beneficial ownership (as such term is defined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of the 5,703,541 shares of Common Stock on August 24, 2011 (the "Effective Time"), pursuant to an Agreement and Plan of Merger by and among, the Company, Blue Moose Delaware Merger Sub, Inc., ("BMD Sub"), a wholly owned subsidiary of the Company and Liqtech USA, (the "Merger Agreement"), BMD Sub was merged with and into Liqtech USA (the "Merger") and as a result of the Merger, Liqtech USA became a wholly owned subsidiary of the Company.  Pursuant to the Merger, the Reporting Person’s ownership interest in Liqtech USA was exchanged for shares of the Company.

Item 4. Purpose of the Transaction.

The Subject Shares are held by the Reporting Person for the purpose of investment.

As a result of the Merger, the Company changed its management and will reconstitute its board of directors (the “Board of Directors”).  On the Effective Time, Gordon Tattersall, the president, the chief financial officer and the sole director of the Company, resigned as president and chief financial officer.  As the Company’s sole director, Mr. Tattersall, appointed the Reporting Person, as a director of the Company, and they then appointed Lasse Andreassen, and Soren Degn as the officers of the Company and Lasse Andreassen, Paul Burgon, John Nemelka and Michael Sonneland as directors of the Company.  However, in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”), the other new directors will not take office until ten days after we file an Information Statement pursuant to Rule 14f-1 of the Securities Exchange Act of 1934 and mail that statement to the Company’s shareholders of record (the “Effective Date”).  In addition, at the Effective Time, Mr. Tattersall resigned as a director of the Company effective as of the Effective Date.  Finally, as soon as practicable after the Merger, Blue Moose intends to change its name to “LIQTECH INTERNATIONAL, INC.” to reflect the corporate identity of Liqtech USA.

Prior to the consummation of the Merger, the Company was not engaged in any trade or business.  Liqtech USA is an award winning cleantech company that for more than a decade has developed and provided state-of-the-art technologies for gas and liquid purification using ceramic silicon carbide filters, particularly, highly specialized filters for the control of soot exhaust particles from diesel engines and for water filtration.  It also manufactures kiln furniture.  Accordingly, following the Merger, the business of Liqtech USA constitutes the Company’s only operations.

Except as otherwise disclosed herein, the Reporting Person is not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of the Company or any of its subsidiaries; (d) any change in the Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company to be delisted; (i) the Common Stock to be eligible to be deregistered under the Securities Exchange Act of 1934; or (j) any actions similar to those enumerate above.

SCHEDULE
13D
CUSIP NO. 095704300		Page 6 of 7 Pages

Item 5.

Interest in Securities of the Issuer.

 (a)  The Reporting Person is deemed to beneficially own all 5,703,541 shares of Common Stock, representing 24.3% of the outstanding shares of Common Stock including (i) 3,803,541 shares owned by APE of which 900,000 shares underlie a Warrant; and (ii) 2,000,000 shares owned by four entities controlled by the Reporting Person’s spouse of which 1,000,000 shares underlie a Warrant.  This percentage is based on 21,600,000 Shares outstanding as of the Effective Time as set forth in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 25, 2011.

(b) The Reporting Person has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all 3,803,541 shares of Common Stock owned by APE (assuming full exercise of the Warrants for 900,000 shares of Common Stock held by APE).

(c) None.

(d) The Reporting Person has the right to direct the receipt of dividends from or proceeds from the sale of the 3,803,541 shares of Common Stock reported by this statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

A copy of the Merger Agreement has been filed as an exhibit to the Current Report on Form 8-K, as amended, filed by the Company on August 25, 2011 and is incorporated herein by reference.

SCHEDULE
13D
CUSIP NO. 095704300		Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 30, 2011

/s/ Aldo Petersen

Aldo Petersen